[Cardinal Bankshares Corporation Letterhead]

April 4, 2012

By EDGAR

Christina Chalk, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cardinal Bankshares Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on March 14, 2012
File No. 0-28780

Dear Ms. Chalk:

In connection with responding to the comments set forth in the staff’s letter dated March 28, 2012 with regard to the above-referenced Preliminary Proxy Statement on Schedule 14A of Cardinal Bankshares Corporation, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (540) 745-4191 or Scott H. Richter of LeClairRyan at (804) 343-4079 if you have any questions.

Very truly yours,

/s/ Leon Moore
Leon Moore
President and Chief Executive Officer
Cardinal Bankshares Corporation

cc:	Douglas W. Densmore, Esq.
Scott H. Richter, Esq.